Exhibit d(3)(b)

September 17, 2018

The Alger Portfolios

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, Inc. (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, Alger Large Cap Growth Portfolio in an amount corresponding to the management fee borne by the Portfolio as an investor in any underlying FAM-sponsored fund.

FAM understands and intends that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement will remain in effect for the life of any investment by Alger Large Cap Portfolio in any FAM-sponsored Fund.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, Inc.

/s/ Tina Payne
By:	Tina Payne, SVP

Accepted by:
The Alger Portfolios

/s/ Hal Liebes
By:	Hal Liebes, President

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